December 16, 2021

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VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Geoff Kruczek
Anne Parker
Ernest Greene
Anne McConnell

Re:	Tritium DCFC Ltd

Amendment No. 2 to Registration Statement on Form F-4

Filed November 29, 2021

File No. 333-259793

To the addressees set forth above:

On behalf of our client, Tritium DCFC Ltd, an Australian unlisted public company limited by shares (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated December 10, 2021, relating to the Company’s Amendment No. 2 to the registration statement on Form F-4, publicly filed on November 29, 2021 (the “Registration Statement”).

The Company has publicly filed today a revised Registration Statement on Form F-4 (“Amendment No. 3”), together with this letter, via EDGAR submission. For the Staff’s reference, we will provide to the Staff by electronic delivery copies of this letter as well as both a clean copy of Amendment No. 3 and a copy marked to show all changes from the Registration Statement.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 3.

December 16, 2021

Amendment No. 2 to Registration Statement on Form F-4 filed November 29, 2021

Unaudited Pro Forma Condensed Combined Financial Information

3. Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 180

1.

We have read your response to prior comment eight. In regard to pro forma adjustment 3(1)(c), you indicate that some transaction costs were historically expensed as transaction and offering related fees within the statement of operations of DCRN as of June 30, 2021. Given DCRN’s historical results, please revise your disclosure to clarify whether the $3,352,000 of expenses were actually recorded in selling, general and administrative expense rather than transaction and offering related fees in the statement of operations of DCRN as of June 30, 2021 or revise pro forma statement of operations to record these expenses.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 183 of Amendment No. 3.

MD&A – Critical Accounting Policies and Estimates

Share-Based Compensation, page 248

2.

You disclose that the fair value of underlying ordinary shares were based on independent external valuations. Please clarify how management used the independent external valuations to determine the fair value of the underlying ordinary shares. To the extent you relied on a third-party valuation firm, please tell us your consideration of including the name of the advisor and providing a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or revise your references to a valuation specialist.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 251 and 252 of Amendment No. 3 to reflect that the Company established the fair value of the underlying ordinary shares issued as stock-based compensation based on its consideration of a number of factors described in the revised disclosure on page 252 of Amendment No. 3, including, in part, an external valuation report. Pursuant to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules, “if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation

December 16, 2021

figures are attributed to the registrant.” The Company has clarified in the revised disclosure on pages 251 and 252 of Amendment No. 3 that its fair value determinations were made and attributed to the Company rather than its third-party valuation advisors. Accordingly, the Company respectfully advises the Staff that no consent is required from its third-party valuation advisors under Rule 436 of Regulation C.

Exhibits

3.

Please refer to Exhibit 8.2. A tax opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section is the opinion of the named counsel or accountant. Currently, the accountant is not named in the filing and the opinion indicates only that the disclosure is a fair summary of the tax consequences, not that it represents their opinion. Please revise and file a revised opinion.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 155 of Amendment No. 3, and Exhibit 8.2 of Amendment No. 3 has been revised.

*********

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (312) 876-7680 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Christopher Lueking

Christopher Lueking
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Jane Hunter, Chief Executive Officer, Trinity Holdings Pty Ltd

Peter Haskopoulos, Chief Financial Officer, Decarbonization Plus Acquisition Corporation II

Ryan Maierson, Latham & Watkins LLP

Roderick Branch, Latham & Watkins LLP

E. Ramey Layne, Vinson & Elkins L.L.P.